JONES APPAREL GROUP, INC.
1411 BROADWAY, NEW YORK, NEW YORK 10018
1129 WESTCHESTER AVENUE, WHITE PLAINS, NEW YORK 10604

BETH BARBAN DORFSMAN
SENIOR VICE PRESIDENT AND DEPUTY GENERAL COUNSEL
DIRECT: 914.640.2421
FAX: 914.640.1676
beth_dorfsman@jny.com

April 12, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Filing Unit

Re:	Jones Apparel Group, Inc. - Proxy Statement for the 2010 Annual Meeting of Stockholders

Ladies and Gentlemen:

Jones Apparel Group, Inc. (the "Company") filed via EDGAR today, April 12, 2010, the Company's definitive proxy statement and forms of proxy card. However, it has come to our attention that due to an error in the HTML "R" codes, the Commission may be unable to identify the specific changes reflected in the definitive proxy materials from our preliminary proxy statement, which was filed via EDGAR on March 19, 2010. The Company hereby undertakes to provide to the Commission a supplementary hard copy filing, marked to identify those changes, upon request by the Commission to the undersigned at (914) 640-2421.

Very truly yours, /s/ Beth Barban Dorfsman Beth Barban Dorfsman Senior Vice President and Deputy General Counsel

cc: Ira M. Dansky
     Stephen Troy